Exhibit 21.1

List of Subsidiaries of Health Essentials Solutions, Inc.

Subsidiary	State of Incorporation/Organization

Best Choice Home Care Naples, LLC	Florida
MAJJ Enterprises, LLC	Florida
NPPA of America, Inc.	Delaware
NPPA National, LLC	Texas
Premier Laboratory Services, Inc.	Kentucky
Physicians Housecalls, Inc.	Ohio
Specialized Home Health Services of Central Florida, Inc. d.b.a. Best Choice Home Healthcare	Florida